Via Facsimile and U.S. Mail
Mail Stop 6010

March 9, 2007

Mr. Anthony Taylor
Chairman and Chief Executive Officer
Montpelier Re Holding Ltd.
Montpelier House
94 Pitt's Bay Road
Pembroke HM 08
Bermuda

     Re: Montpelier Re Holding Ltd.
              Form 10-K for Fiscal Year Ended December 31, 2005
              Filed March 14, 2006
              File No. 001-31468

Dear Mr. Taylor:

     We have completed our review of your Form 10-K and have no further comments at this time.

              Sincerely,

              Jim B. Rosenberg
              Senior Assistant Chief Accountant